Mail Stop 4561

September 6, 2007


Robert E. Marziano
President
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, North Carolina  27028

RE: Bank of the Carolinas Corporation
        Form S-4, amendment number 1, filed August 24, 2007
        File Number 333-144237

Dear Mr. Marziano:

      We have reviewed the above referenced, amended Form S-4 and have the following comments. Where we have indicated, we think you
should revise your document in response to these comments.   If
you
disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.   Please be as detailed
as
necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The exchange ratio may be adjusted..., page 6
1. Please revise to highlight that the total dollar value of BankCorp stock to be received for each share of Randolph stock will be capped.
Give the dollar value of BankCorp stock to be received if the average per share price is less than $10.864 or above $16.296. Please also note in the body of the text and, in a new column, quantify the dollar value of stock to be received in each line of the table on page 34.



Capitalization, page 56

2. We note your response to the unnumbered comment between 27 and
28
of our August 3, 2007 comment letter and the revisions to your capitalization table on page 56. The total debt balance for BankCorp at June 30, 2007 presented in your capitalization table does not reconcile to your June 30, 2007 balance sheet on pages F-23 and F-69.
Please explain and revise as necessary.

Bank of the Carolinas Corporation and Randolph Bank & Trust
Company

Notes to Unaudited Pro Forma Condensed Combined Consolidated
Financial Statements

Note 2 - The purchase accounting and pro forma adjustments

Adjustment G, page F-74

3. We read your response and revised disclosure related to our previous comment 40 of our letter dated August 3, 2007. Although your response indicates that all of the components of this adjustment are within the criteria set forth in Article 11 of Regulation S-X, it is not clear how you arrived at this conclusion. Please note, activities such as termination of employees and closing facilities are typical actions taken in connection with business combinations to eliminate costs perceived by management as redundant. The timing and effects of these actions are generally too uncertain to meet the S-X
Article 11 criteria for pro forma adjustments. Tell us how you determined the employment costs, change of control ($1,200) and contract termination costs and other merger costs ($400), are factually supportable (e.g. clarify if the adjustments are supported by written employment agreements with officers that include termination or change in control provisions, etc.). Please advise and revise as necessary.


					*   *   *   *   *











Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any accounting questions please contact Benjamin Phippen at 202-551-3697, or Hugh West, Accounting Branch Chief, at 202-551-3872. Any other questions should be directed to David
Lyon
at 202-551-3421, or me at 202-551-3418.


Sincerely,



William Friar
      Senior Financial Analyst


By FAX: E. Knox Proctor
                Fax number 252-672-5477

Robert E. Marziano
Bank of the Carolinas
August 3, 2007
Page 3